FORM 11-K

               U. S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

                             ANNUAL REPORT

      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                 1934

              For the fiscal year ended December 31, 1995

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          First Financial Holdings, Inc. Sharing Thrift Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     First Financial Holdings, Inc.
     34 Broad Street
     Charleston, SC  29401

   THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO WERE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                   FIRST FINANCIAL HOLDINGS, INC.
                        SHARING THRIFT PLAN

                        Financial Statements
                     December 31, 1995 and 1994

            (With Independent Auditors' Report Thereon)

                              CONTENTS

   Independent Auditors' Report

   Financial Statements for 1995 and 1994

       Statements of Net Assets Available for Benefits,
             With Fund Information

       Statement of Changes in Net Assets Available for
             Benefits, With Fund Information

     Notes to Financial Statements

   Schedules Supporting 1995 Financial Statements

       Schedule I - Assets Held for Investment Purposes -
             Item 27a

       Schedule II - Summary of Reportable Transactions -
                          Item 27d

   Independent Auditors' Report
   The Plan Trustees
   First Financial Holdings, Inc. Sharing Thrift Plan

   We have audited the accompanying statements of net assets available for benefits, with fund information of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audit for the year ended December 31, 1995 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   MCLAIN, MOISE & ASSOCIATES, PC
   July 10, 1996

                      FIRST FINANCIAL HOLDINGS, INC.
                           SHARING THRIFT PLAN

 Statements of Net Assets Available for Benefits, With Fund Information

                       December 31, 1995 and 1994

                            December 31, 1995

                               Equity          Fixed          Stock          Growth          Bond          Loan
                                Fund            Fund           Fund           Fund           Fund          Fund          Total
Assets:
  Investments, at
    fair value               $5,183,969     $3,277,179     $7,116,482     $2,252,317     $  312,887     $    -        $18,142,834
  Employer contributions
    receivable                   91,054         66,821        249,202         57,239         14,463          -            478,779
  Due(to)from other funds      (371,185)       348,583         70,198        (33,592)       (14,004)         -               -
  Loans receivable from
    participants                   -              -              -              -              -          210,421         210,421

Liabilities:
  Accounts payable               (4,298)        (3,184)        (6,644)        (1,838)          (249)         -            (16,213)

Net assets available for
   benefits                  $4,899,540     $3,689,399     $7,429,238     $2,274,126     $  313,097     $ 210,421     $18,815,821


                            December 31, 1994


                               Equity          Fixed          Stock          Growth          Bond           Loan
                                Fund            Fund           Fund           Fund           Fund           Fund          Total
Assets:
  Investments, at
    fair value               $4,217,146     $3,799,696     $5,623,117     $1,601,331     $  263,496     $    -        $15,504,786
  Employer contributions
    receivable                   42,630         30,323        110,295         25,215          7,017          -            215,480
  Due(to)from other funds      (150,868)        67,512        119,190        (26,465)        (9,369)         -               -
  Loans receivable from
    participants                   -              -              -              -              -          151,072         151,072

  Net assets available for
    benefits                 $4,108,908     $3,897,531     $5,852,602     $1,600,081     $  261,144     $ 151,072     $15,871,338

                     FIRST FINANCIAL HOLDINGS, INC.
                           SHARING THRIFT PLAN

  Statement of Changes in Net Assets Available for Benefits, With Fund
                               Information

                      Year Ended December 31, 1995

                                Equity         Fixed          Stock          Growth          Bond           Loan
                                 Fund           Fund           Fund           Fund           Fund           Fund          Total

Additions to net assets
  attributable to:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value of investments   $  775,673     $     -        $  800,172     $  445,960      $   17,861     $     -        $2,039,666
   Interest                        -           218,572          6,973           -             17,552         19,489        262,586
   Dividends                    145,143           -           209,212         20,971            -              -           375,326
     Total investment income    920,816        218,572      1,016,357        466,931          35,413         19,489      2,677,578
 Contributions:
   Participants                 292,012        185,577        207,988        183,318          33,681           -           902,576
   Cafeteria credits               -            64,283           -              -               -              -            64,283
   Employer match                  -              -           355,904           -               -              -           355,904
   Employer profit sharing      169,340        126,167        101,477        105,566          28,004           -           530,554
     Total contributions        461,352        376,027        665,369        288,884          61,685           -         1,853,317
        Total additions       1,382,168        594,599      1,681,726        755,815          97,098         19,489      4,530,895

Deductions from net assets
 attributable to:
   Benefits and withdrawals
     paid to participants       553,423        504,004        316,559        143,919          17,502           -         1,535,407
   Administrative fees           16,279         13,394         15,170          5,267             895           -            51,005
        Total deductions        569,702        517,398        331,729        149,186          18,397           -         1,586,412

Net increase (decrease) prior to
 transfers                      812,466         77,201      1,349,997        606,629          78,701         19,489      2,944,483

Transfers:
 Interfund transfers            (21,834)      (285,333)       226,639         67,416         (26,748)        39,860           -

Net increase (decrease)         790,632       (208,132)     1,576,636        674,045          51,953         59,349      2,944,483

Net assets available for benefits:
 Beginning of year            4,108,908      3,897,531      5,852,602      1,600,081         261,144        151,072     15,871,338
 End of year                 $4,899,540     $3,689,399     $7,429,238     $2,274,126      $  313,097     $  210,421    $18,815,821



                                See accompanying notes to financial statements.

                        FIRST FINANCIAL HOLDINGS, INC.
                             SHARING THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                        Year Ended December 31, 1994

                                Equity         Fixed          Stock         Growth           Bond           Loan
                                 Fund           Fund           Fund          Fund            Fund           Fund          Total
Additions to net assets
  attributable to:
  Investment income:
    Net appreciation
     (depreciation) in fair
     value of investments   $ (200,864)     $     -        $ (126,236)    $  (70,743)     $ (47,724)    $     -       $  (445,567)
   Interest                       -            189,402          1,667           -            24,592         12,124        227,785
   Dividends                   189,853            -           119,414         47,650           -              -           356,917
     Total investment income   (11,011)         189,402        (5,155)       (23,093)       (23,132)        12,124        139,135
 Contributions:
   Participants                305,719          171,555       134,463        181,578         43,430           -           836,745
   Cafeteria credits              -              60,332          -              -              -              -            60,332
   Employer match                 -                -          351,458           -              -              -           351,458
   Employer profit sharing     183,069          119,676        76,395        104,813         34,599           -           518,552
     Total contributions       488,788          351,563       562,316        286,391         78,029           -         1,767,087
       Total additions         477,777          540,965       557,161        263,298         54,897         12,124      1,906,222

Deductions from net assets
 attributable to:
   Benefits and withdrawals
     paid to participants       82,999          194,783        33,890         29,367         11,536           -           352,575
   Administrative fees          16,065           13,904        19,091          5,788          1,226           -            56,074
       Total deductions         99,064          208,687        52,981         35,155         12,762           -           408,649

Net increase (decrease) prior to
 transfers                     378,713          332,278       504,180        228,143         42,135         12,124      1,497,573

Transfers:
 Rollover contributions            757             -            2,270          2,849           -              -             5,876
 Interfund transfers          (354,086)         (17,932)      558,653         (5,159)      (196,303)        14,827           -
   Total transfers            (353,329)         (17,932)      560,923         (2,310)      (196,303)        14,827          5,876

Net increase (decrease)         25,384          314,346     1,065,103        225,833       (154,168)        26,951      1,503,449

Net assets available for benefits:
 Beginning of year           4,083,524        3,583,185     4,787,499      1,374,248        415,312        124,121     14,367,889
 End of year                $4,108,908       $3,897,531    $5,852,602     $1,600,081     $  261,144     $  151,072    $15,871,338




                                       See accompanying notes to financial statements.

                  FIRST FINANCIAL HOLDINGS, INC.
                       SHARING THRIFT PLAN
                  Notes to Financial Statements
                   December 31, 1995 and 1994

 1. Description of Plan

    The following description of First Financial Holdings, Inc.
     (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina and subsidiaries (First Federal) and Peoples Federal Savings and Loan Association in Conway, South Carolina and subsidiaries (Peoples Federal) (together the "Thrifts").

   A.  General
       The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B.  Contributions
       The Plan permits eligible participants to contribute 2% to 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

       The Company matches part or all of the participant's tax-deferred contributions up to 5% of the participant's base compensation and makes profit sharing contributions up to 6% of the participant's base compensation. The percentage for the Company's matching contribution and profit sharing contribution is determined for each of the Thrifts based on the individual Thrift's annualized return on equity for each quarter as follows:

                                                  Match and
                                               Profit Sharing
           Return on Equity                      Percentages

           Less than 4%                                0%
           4% to less than 8%                         25%
           8% to less than 12%                        50%
           12% to less than 16%                       75%
           16% or more                               100%

   C.  Participant Accounts
       Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings and charged with an allocation of administrative expenses.
       Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   D.  Vesting
       The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years.

   E.  Investment Options
       Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in any of five investment funds as follows:

       Participant-directed funds:

       - The Equity Fund is an unsegregated diversified managed fund invested in equity investments selected by the Trustees. During 1994 the Equity Fund was invested in the Vanguard Wellington mutual fund. Effective January 3, 1995, all Equity Fund investments were transferred to the Fidelity Puritan Fund.

       - The Fixed Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Thrifts.

       - The Stock Fund invests in common stock of First
         Financial Holdings, Inc.

       - The Growth Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. During 1994, the Growth Fund was invested in the Vanguard Morgan Growth mutual fund. Effective January 3, 1995, all Growth Fund investments were transferred to the Fidelity Value Fund.

       - The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. During 1994, the Bond Fund was invested in the Vanguard Fixed Income Securities-Long-Term Corporate Portfolio mutual fund. Effective January 3, 1995, all Bond Fund investments were transferred to the Fidelity Intermediate Bond Fund.

       Participant-directed and nonparticipant-directed funds:
       The Companies' matching contributions are invested in common stock of First Financial Holdings, Inc.

       Information is not available to report the participant-directed and nonparticipant-directed stock investments separately.

       During 1995, participants could change their investment options quarterly.

   F.  Loans Receivable from Participants
       Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the participant's Plan account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

   G.  Payment of Benefits
       On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

       A participant may also receive a hardship distribution upon meeting certain immediate financial need requirements and receiving management approval.

 2. Summary of Accounting Policies

   A.  Basis of Accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.

   B.  Investment Valuation and Income Recognition
       Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   C.  Payment of Benefits and Withdrawals
       Benefits are recorded when paid. Benefits attributable to terminated employees at December 31, 1995 and 1994, which were paid in the subsequent year, were $89,123 and $163,963, respectively.

       Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December
       31 but not yet paid as of that date.

   D.  Use of Estimates
       In conforming to generally accepted accounting principles, preparation of the financial statements requires the use of estimates made by management.

 3.  Investments

     Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Thrifts. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments of the trust at December 31, 1995 and 1994, were as follows:

                                                  1995             1994
   Cash demand deposits held by:
     Vanguard Wellington Fund                 $      -        $  4,217,146
     Vanguard Fixed Income Securities -
       Long-Term Corporate Portfolio Fund            -             263,496
     Vanguard Morgan Growth Fund                     -           1,601,331
     First Financial Holdings, Inc.               198,323          257,545

   Mutual Funds:
     Fidelity Puritan Fund                      5,183,969             -
     Fidelity Intermediate Bond Fund              312,887             -
     Fidelity Value Fund                        2,252,317             -

   Certificates of deposit accounts:
     First Federal or Peoples Federal           3,217,624        3,570,833

   Equity securities:
     First Financial Holdings, Inc.
       common stock                             6,977,714        5,594,435
          Total investments                   $18,142,834      $15,504,786



   On December 30, 1994, the Plan sold all units in the Vanguard mutual funds. The Vanguard funds held the cash at year end and transferred the funds, at the Trustees' direction, to Fidelity mutual funds on January 3, 1995.

   Certificates of deposit at December 31, 1995, consisted of amounts on deposit with the Thrifts with interest rates ranging from 3.67% to 8.30%, and maturities of three months to five years. During 1995 and 1994, the Plan's mutual funds appreciated (depreciated) in value in the amounts of $1,239,494 and $(319,331), respectively. During 1995 and
   1994, the Plan's equity securities appreciated (depreciated) in value in the amounts of $800,172 and $(126,236), respectively. These amounts represent the total of the net realized gain or loss from investment transactions and the net unrealized appreciation or depreciation of investments. The method used in calculating realized gains and losses is based on average net cost.

   The investments of the Stock Fund on the Statements of Net
   Assets Available for Benefits, include certain invested cash to be used for future purchases of equity securities.

 4.  Contributions

   The Thrift's quarterly return on equity resulted in the
   following estimated average employer matching contributions
   (for those participants contributing at least 5%) and
   employer profit sharing contributions.
                                                 1995           1994
    Employer matching contributions:
      First Federal                              2.81%          2.50%
      Peoples Federal                            3.75%          4.69%
    Employer profit sharing contributions:
      First Federal                              3.38%          3.00%
      Peoples Federal                            4.50%          5.63%

   These estimates represent the multiplication of the average return on equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

 5. Related Party Transactions

    The Plan is administered by a committee consisting of three or more persons who are officers of the Company or the Thrifts. Members are appointed by the Company's Board of Directors.

    Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 1995 and 1994 amounted to $51,005 and $56,074, respectively.

 6. Tax Status

    The Internal Revenue Service has previously informed the Plan's administrators that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and of the exempt status of the trust under Section 501(a) of the Code.

    The Plan obtained its latest determination letter on May 20, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Further, the continued qualification of the Plan is dependant on its effect in operations. The Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that the related trust was tax exempt as of the financial statement date.

 7. Amendments to the Plan

    The Plan was amended during 1993 through 1995 for certain technical requirements of the Unemployment Compensation Amendment Act of 1992, Omnibus Budget Reconciliation Act of 1993 and Tax Reform Act of 1986, as well as resolutions of the Trustees. The more significant amendments were as follows:

    A. Effective October 1994 and in certain cases earlier dates:
        1. Limit compensation for purposes of determining tax-deferred contributions.
        2. Refine the definition of the highly compensated employee group and compliance tests.

    B.  Effective January 1, 1995:  Established use of next
        Valuation Date for determination of the amount of benefits payable, lump sum payments and payments within a reasonable time.

 8. Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                     FIRST FINANCIAL HOLDINGS, INC.
                         SHARING THRIFT PLAN
                            Schedule I
             Assets Held for Investment Purposes - Item 27a
                          December 31, 1995

Identity of Issue, Borrower,                                                   Current
Lessor or Similar Party       Description of Investment          Cost           Value

Cash on deposit with:
  First Federal or
    Peoples Federal*          Interest-bearing deposits       $  198,323     $  198,323

Mutual Funds:
 Fidelity Puritan Fund                                         5,183,969      5,183,969

 Fidelity Intermediate Bond Fund                                 312,887        312,887

 Fidelity Value Fund                                           2,252,317      2,252,317

Certificates of deposit:
  First Federal or
    Peoples Federal*            Maturing 1996 - 2000           3,217,624      3,217,624

Common Stock:
  First Financial
    Holdings, Inc.*        362,279 shares of common stock      4,060,626      6,977,714

   Total investments on balance sheet                         15,225,746     18,142,834

Loans due from participants    Bearing various interest
                                 rates and maturities            210,421        210,421
   Total investments                                         $15,436,167    $18,353,255



*Parties-in-interest to the Plan.

                     FIRST FINANCIAL HOLDINGS, INC.
                         SHARING THRIFT PLAN
                             Schedule II
             Schedule of Reportable Transaction - Item 27d
                     Year Ended December 31, 1995

                                                                                        Sales
Identity of Party Involved     Description of Assets     Purchases     Proceeds         Cost     Net Gain (Loss)

First Federal or
Peoples Federal*              Certificates of deposit    $1,134,400   $1,484,400    $1,484,400     $     -

First Financial Holdings*          Common Stock          $  871,806   $  288,718    $  183,162     $  105,556


*Parties-in-interest


                                                See accompanying independent auditors' report

                              SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                First Financial Holdings, Inc.
                                Sharing Thrift Plan

Date:  July 15, 1996            By:  /s/ A. Thomas Hood
                                A. Thomas Hood
                                Member of The First Financial
                                Holdings, Inc. Sharing Thrift
                                Plan Committee

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MCLAIN, MOISE & ASSOCIATES, PC
Certified Public Accountants            Maritime Bldg. Suite 101
                                        215 East Bay Street
                                        Charleston, S.C. 29401
                                        Tel: (803) 577-0414
                                        Fax: (803) 577-0428


                INDEPENDENT AUDITORS' CONSENT



The Board of Directors
First Financial Holdings, Inc.

We consent to the inclusion of our report dated July 10, 1996, with respect to the Statement of Net Assets Available for Benefits, With Fund Information as of December 31, 1995 and 1994, and the related Statement of Changes in Net Assets for Benefits, With Fund Information for the years ended December 31, 1995 and 1994, which report appears in the Form 11-K of First Financial Holdings, Inc. dated July 15, 1996.







Charleston, South Carolina
July 12, 1996